SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.: 6 )*

Name of issuer:  American Equity Investment Life Holding Co

Title of Class of Securities:  Common Stock

CUSIP Number:  025676206

Date of Event Which Requires Filing of this Statement: July 31, 2017

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  (X) Rule 13d-1(b)

  (  ) Rule 13d-1(c)

  (  ) Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

13G

CUSIP No.:  025676206

1.  NAME OF REPORTING PERSON

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  The Vanguard Group - 23-1945930

2.  CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

A.	B. X

3.  SEC USE ONLY

4.  CITIZENSHIP OF PLACE OF ORGANIZATION

  Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.  SOLE VOTING POWER

  100,031

6.  SHARED VOTING POWER

  10,081

7.  SOLE DISPOSITIVE POWER

  8,831,775

8.  SHARED DISPOSITIVE POWER

   10,081

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  8,934,829

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  10.06%

12.  TYPE OF REPORTING PERSON

  IA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

Check the following [line] if a fee is being paid with this statement   N/A

Item 1(a) - Name of Issuer:

  American Equity Investment Life Holding Co

Item 1(b) - Address of Issuer's Principal Executive Offices:

  6000 Westown Parkway

  West Des Moines, Iowa 50266

Item 2(a) - Name of Person Filing:

  The Vanguard Group - 23-1945930

Item 2(b) – Address of Principal Business Office or, if none, residence:

  100 Vanguard Blvd.

  Malvern, PA  19355

Item 2(c) – Citizenship:

  Pennsylvania

Item 2(d) - Title of Class of Securities:

  Common Stock

Item 2(e) - CUSIP Number

  025676206

Item 3 - Type of Filing:

  This statement is being filed pursuant to Rule 13d-1.  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4 - Ownership:

  (a) Amount Beneficially Owned:

  8,934,829

  (b) Percent of Class:

  10.06%

  (c)  Number of shares as to which such person has:

  (i)  sole power to vote or direct to vote:  100,031

  (ii)  shared power to vote or direct to vote:  10,081

  (iii)  sole power to dispose of or to direct the disposition of:  8,831,775

  (iv)  shared power to dispose or to direct the disposition of:  10,081

Comments:

Item 5 - Ownership of Five Percent or Less of a Class:

  Not Applicable

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person:

  Not applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company:

  See Attached Appendix A

Item 8 - Identification and Classification of Members of Group:

  Not applicable

Item 9 - Notice of Dissolution of Group:

  Not applicable

Item 10 - Certification:

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  08/10/2017

By /s/ Peter Mahoney*

Peter Mahoney

Duly authorized under Power of Attorney*

*Pursuant to a Power of Attorney herewith.

Appendix A

 Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of  92,973 shares or  .10% of the Common Stock outstanding of the Company as a result of its serving as investment manager of collective trust accounts.

Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of  17,139 shares or  .01% of the Common Stock outstanding of the Company as a result of its serving as investment manager of Australian investment offerings.

NOTICE

august 3, 2017

            The purpose of this power of attorney is to give the person you designate (your “agent”) broad powers to act on your behalf and to perform any and all acts the agent deems necessary to enable the undersigned persons to comply with the applicable laws of the united states without advance notice to you or approval by you.

            This power of attorney does not impose a duty on your agent to exercise granted powers, but when powers are exercised, your agent must use due care to act for your benefit and in accordance with this power of attorney.

            Your agent may exercise the powers given here throughout your lifetime, even after you become incapacitated, unless you expressly limit the duration of these powers or you revoke these powers or a court acting on your behalf terminates your agent’s authority.

            Your agent must act in accordance with your reasonable expectations to the extent actually known by your agent and, otherwise, in your best interest, act in good faith and act only within the scope of authority granted by you in the power of attorney.

The law permits you, if you choose, to grant broad authority to an agent under power of attorney, including the ability to give away all of your property while you are alive or to substantially change how your property is distributed at your death. Before signing this document, you should seek the advice of an attorney at law to make sure you understand it.

            A court can take away the powers of your agent if it finds your agent is not acting properly.

            The powers and duties of an agent under a power of attorney are explained more fully in 20 pa.C.S. Ch. 56.

     If there is anything about this form that you do not understand, you should ask a lawyer of your own choosing to explain it to you. On the date indicated in the notice above, I have read or had explained to me this notice and I understand its contents.

The Vanguard Group, Inc.

By_/s/ F. William McNabb III

Name:  F. William McNabb III

Title:    Chairman and Chief Executive Officer

Vanguard Fiduciary Trust Company

By_/s/ F. William McNabb III

Name:  F. William McNabb III

Title:    Chairman, President, and Chief Executive Officer

Vanguard Admiral Funds

Vanguard Bond Index Funds

Vanguard California Tax-Free Funds

Vanguard Charlotte Funds

Vanguard Chester Funds

Vanguard CMT Funds

Vanguard Convertible Securities Fund

Vanguard Explorer Fund

Vanguard Fenway Funds

Vanguard Fixed Income Securities Funds

Vanguard Horizon Funds

Vanguard Index Funds

Vanguard Institutional Index Funds

Vanguard International Equity Index Funds

Vanguard Malvern Funds

Vanguard Massachusetts Tax-Exempt Funds

Vanguard Money Market Reserves

Vanguard Montgomery Funds

Vanguard Morgan Growth Fund

Vanguard Municipal Bond Funds

Vanguard New Jersey Tax-Free Funds

Vanguard New York Tax-Free Funds

Vanguard Ohio Tax-Free Funds

Vanguard Pennsylvania Tax-Free Funds

Vanguard Quantitative Funds

Vanguard Scottsdale Funds

Vanguard Specialized Funds

Vanguard STAR Funds

Vanguard Tax-Managed Funds

Vanguard Trustees’ Equity Fund

Vanguard Valley Forge Funds

Vanguard Variable Insurance Funds

Vanguard Wellesley Income Fund

Vanguard Wellington Fund

Vanguard Whitehall Funds

Vanguard Windsor Funds

Vanguard World Fund

By_/s/ F. William McNabb III

Name:  F. William McNabb III

Title:    Chairman, President, and Chief Executive Officer

POWER OF ATTORNEY

                Each of the undersigned persons (as such term is defined in the Securities Act of 1933, as amended) whose signatures appear below (each, a “Principal”) hereby constitutes and appoints Peter Mahoney as its agent with authority to execute in the name of and on behalf of such Principal any and all documents, certificates, instruments, statements, other filings, and amendments to the foregoing (collectively, “Documents”) determined by such Principal to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing, or filing any such Documents with the appropriate governmental, regulatory authority, or other person, and granting to such agent full power and authority to do and perform each and every act requisite and necessary to be done in connection therewith, as fully as each undersigned Principal might or could do itself or in person, hereby ratifying and confirming all that such agent may lawfully do or cause to be done by virtue hereof:

Each Principal hereby revokes all powers of attorney which it may have heretofore granted regarding the subject matter hereof.

     The undersigned person has executed this Power of Attorney in the capacity and on the date indicated above.

The Vanguard Group, Inc.

By_/s/ F. William McNabb III

Name:  F. William McNabb III

Title:    Chairman and Chief Executive Officer

Vanguard Fiduciary Trust Company

By_/s/ F. William McNabb III

Name:  F. William McNabb III

Title:    Chairman, President, and Chief Executive Officer

Vanguard Admiral Funds

Vanguard Bond Index Funds

Vanguard California Tax-Free Funds

Vanguard Charlotte Funds

Vanguard Chester Funds

Vanguard CMT Funds

Vanguard Convertible Securities Fund

Vanguard Explorer Fund

Vanguard Fenway Funds

Vanguard Fixed Income Securities Funds

Vanguard Horizon Funds

Vanguard Index Funds

Vanguard Institutional Index Funds

Vanguard International Equity Index Funds

Vanguard Malvern Funds

Vanguard Massachusetts Tax-Exempt Funds

Vanguard Money Market Reserves

Vanguard Montgomery Funds

Vanguard Morgan Growth Fund

Vanguard Municipal Bond Funds

Vanguard New Jersey Tax-Free Funds

Vanguard New York Tax-Free Funds

Vanguard Ohio Tax-Free Funds

Vanguard Pennsylvania Tax-Free Funds

Vanguard Quantitative Funds

Vanguard Scottsdale Funds

Vanguard Specialized Funds

Vanguard STAR Funds

Vanguard Tax-Managed Funds

Vanguard Trustees’ Equity Fund

Vanguard Valley Forge Funds

Vanguard Variable Insurance Funds

Vanguard Wellesley Income Fund

Vanguard Wellington Fund

Vanguard Whitehall Funds

Vanguard Windsor Funds

Vanguard World Fund

By_/s/ F. William McNabb III

Name:  F. William McNabb III

Title:    Chairman, President, and Chief Executive Officer

CERTIFICATE OF ACKNOWLEDGMENT OF NOTARY PUBLIC

COMMONWEALTH OF PENNSYLVANIA COUNTY OF CHESTER

On August 3, 2017, F. William McNabb III has appeared before me, has proven to be the person named above, and has acknowledged that this Power of Attorney is his wish.

_/s/ Susan L. Stapleton           ______________         [Seal]

Name: Susan L. Stapleton

Notary Public for the Commonwealth of Pennsylvania

My commission expires: __ 4/22/19_________________

_/s/ Alison Latta                 _______________

Name: Alison Latta

Witness

_/s/ Toai Chin              ______________

Name: Toai Chin

Witness

ACKNOWLEDGMENT

I, Peter Mahoney, have read the attached power of attorney and am the person identified as the agent for the Principals.  I hereby acknowledge that when I act as agent I shall act in accordance with the Principals’ reasonable expectations to the extent actually known by me and, otherwise, in the Principals’ best interest, act in good faith and act only within the scope of authority granted to me by the Principals in the power of attorney.

Date:  August 3, 2017

By_/s/ Peter Mahoney

            Peter Mahoney